Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

January 22, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is in furtherance of our intimation dated October 14, 2024, we hereby inform that in 2023 and 2024, several lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. The lawsuits allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements.  The order allowed plaintiffs to file amended complaints.  On August 5, 2024, all Plaintiffs filed amended complaints against all the defendants, including several complaints in which some of the plaintiffs for the first time sought to add DRL as a defendant in those actions.  On October 7, 2024, DRL and all other defendants in this action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety.  Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the same plaintiffs also filed substantially similar complaints in sealed cover to those already pending against DRL, Natco, Teva, and AbbVie Inc. (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action. This disclosure is being filed pursuant to the public filing of redacted versions of the complaint on January 17, 2025

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR